UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Waldencast plc.
(Name of Issuer)

Class A Ordinary Shares
(Title of Class of Securities)

G9503X103
(CUSIP Number)

Waldencast Ventures, LP.
c/o Waldencast plc, 10 Bank Street, Suite 560
White Plains, NY 10606
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Gregg A. Noel, Esq.
Paul T. Schnell, Esq.
Michael J. Schwartz, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1400
Palo Alto, California 94301
Tel.: (650) 470-4500

July 27, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Waldencast Ventures, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,159,447
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,159,447
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,159,447
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8% (1)
14.	Type of Reporting Person: OO

(1)
The percentage of Class A ordinary shares (“Class A Shares”) is based on 86,460,560 shares of Class A Shares outstanding as of August 15, 2022, as reported in the Registration Statement on Form F-1/A filed by the Issuer on September 27, 2022 (the “Report”), and an additional 2,311,113 Class A Shares issuable upon exercise of private placement warrants held by Waldencast Ventures, LP.

1.	Names of Reporting Persons. Waldencast Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,159,447
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,159,447
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,159,447
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8% (1)
14.	Type of Reporting Person: OO

(1)
The percentage of Class A Shares is based on 86,460,560 shares of Class A Shares outstanding as of August 15, 2022, as reported in the Registration Statement on Form F-1/A filed by the Issuer on September 27, 2022 (the “Report”), and an additional 2,311,113 Class A Shares issuable upon exercise of private placement warrants held by Waldencast Ventures, LP.

1.	Names of Reporting Persons. Michel Brousset
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,159,447
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,159,447
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,159,447
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8% (1)
14.	Type of Reporting Person: OO

(1)
The percentage of Class A Shares is based on 86,460,560 shares of Class A Shares outstanding as of August 15, 2022, as reported in the Report, and an additional 2,311,113 Class A Shares issuable upon exercise of private placement warrants held by Waldencast Ventures, LP.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) is being filed with respect to the Class A ordinary shares, par value $0.0001 per share, (the “Class A Shares”) of Waldencast plc, a Jersey corporation (the “Issuer” or “Company”), whose principal executive offices are located at 10 Bank Street, Suite 560, White Plains, NY 10606.

Item 2.	Identity and Background.

(a-b) This Schedule 13D is filed by Waldencast Ventures, LP, a Cayman Islands exempted limited partnership (“Ventures”), Waldencast Management, LLC, a Delaware limited liability company (“Management”), and Michel Brousset (collectively, the “Reporting Persons” and each, a “Reporting Person”).

The principal business address for each of the Reporting Persons is c/o Waldencast plc, 10 Bank Street, Suite 560, White Plains, NY 10606.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that either of the Reporting Persons is the beneficial owner of the Class A Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such Class A Shares and any assertion or presumption that it or he and the other persons on whose behalf this Schedule 13D is filed constitute a “group.”

(c) The principal business of Ventures is holding and investing in securities. The principal business of Management is to serve as the general partner of Ventures. The principal business of Mr. Brousset is serving as chief executive officer and a director of the Issuer.  He is also the chief executive officer of Management, the general partner of Ventures.

(d) Neither of the Reporting Persons has during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons has during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities reported herein as beneficially owned were acquired pursuant to the Business Combination described below.

On July 28, 2022 (the “Closing Date”), Waldencast plc, a public limited company incorporated under the laws of Jersey and formerly known as Waldencast Acquisition Corp. (“Old Waldencast”), consummated the business combination with Obagi Global Holdings Limited (“Obagi”), and Milk Makeup LLC (“Milk”).  Pursuant to the Agreement and Plan of Merger, dated as of November 15, 2021 (the “Obagi Merger Agreement”), by and among the Old Waldencast, Obagi Merger Sub, Inc., an indirect subsidiary of Old Waldencast (“Merger Sub”), and Obagi, Merger Sub merged with and into Obagi, with Obagi surviving as an indirect subsidiary of the Old Waldencast (the “Obagi Merger”).  The Obagi Merger Agreement and the transactions contemplated thereby are referred to as the “Business Combination”.

In connection with the Business Combination, Old Waldencast, a Cayman Islands exempted company, changed its jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a public limited company under the laws of Jersey (the “Domestication”).  Upon consummation of the Business Combination, Old Waldencast changed its name to Waldencast plc.

Upon the effective time of the Domestication, among other things, (1) each of the then issued and outstanding Class A ordinary shares of Old Waldencast converted automatically, on a one-for-one basis, into Class A Ordinary Shares of the Company, (2) each of the then issued and outstanding Class B ordinary shares of Old Waldencast converted automatically, on a one-for-one basis, into a Class A Shares, (3) each then issued and outstanding warrant of Old Waldencast (the “Old Waldencast warrants”) converted automatically into a warrant to acquire one Class A Shares of the Company (the “Waldencast plc warrants”), and (4) each of the then issued and outstanding units of Old Waldencast that had not been previously separated into the underlying Old Waldencast Class A ordinary shares and underlying Old Waldencast warrants were cancelled and entitled the holder thereof to one Company Class A Share and one-third of one Company warrant.

Following the closing of the Business Combination, Waldencast Long-Term Capital LLC, the sponsor of Old Waldencast of which Ventures was a member (the “Sponsor”), distributed all Company securities held by it to its members on a pro rata basis, including Ventures.

Pursuant to the Business Combination, Ventures received for securities of Old Waldencast it previously held and the Distribution, an aggregate of (x) 2,848,334 Class A Shares that converted automatically, on a one-for-one basis, from Class B ordinary shares upon the consummation of the Business Combination and (y) 2,311,113 private placement warrants exercisable for 2,311,113 Class A Shares at an exercise price of $11.50 per share (“Private Placement Warrants”).

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information in Items 2 and 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons hold the Company securities reported herein for investment purposes, subject to the following:

The Reporting Persons intend to review on a continuing basis their investments in the Company. The Reporting Persons may communicate with the board of directors of the Company (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Such discussions and actions may be preliminary and exploratory in nature, and may not rise to the level of a plan or proposal. The Reporting Persons may seek to acquire additional securities of the Company (which may include rights or securities exercisable or convertible into securities of the Company) from time to time, and/or may seek to sell or otherwise dispose of some or all of the Company’s securities from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions, such as a tender offer, merger or consolidation that would result in the de-listing of the Class A Shares, or through in-kind distributions. The Reporting Persons expect to continue to actively evaluate such transactions, and to take other actions intended to position the Reporting Persons to opportunistically engage in one or more of such transactions in the future. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Company’s securities, subsequent developments affecting the Company, the Company’s business and the Company’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

In his capacity as chief executive officer and a director of the Issuer, Mr. Brousset intends to continue taking an active role in the Issuer’s management. Also, subject to applicable approvals from the Compensation Committee of the Board, Mr. Brousset may receive additional securities of the Issuer in connection with his compensation program. In addition, in his capacity as Chief Executive Officer and a director of the Issuer, Mr. Brousset intends to be involved in approvals or recommendations with respect to the issuance of additional securities of the Issuer to other employees of the Issuer or its subsidiaries.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Company or the Board with respect to the business and affairs of the Company and may from time to time consider pursuing or proposing such matters with advisors, the Company or other persons.

Item 5.	Interest in Securities of the Issuer.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

(a) – (b) Calculations of the percentage of Class A Shares beneficially owned is based on 86,460,560 Class A Shares outstanding as of August 15, 2022, as reported in the Registration Statement on Form F-1/A filed by the Issuer on September 27, 2022, and an additional 2,311,113 Class A Shares issuable upon exercise of Private Placement Warrants held by Ventures.

The aggregate number and percentage of the Class A Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, Ventures directly holds 2,848,334 Class A Shares and 2,311,113 Private Placement Warrants.

(c) Except as described in this Schedule 13D, neither of the Reporting Persons has effected any transactions in the Class A Shares during the past 60 days or in the 60 days prior to July 27, 2022.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates, beneficiaries or shareholders of such persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Letter Agreement

Concurrently with the consummation of the initial public offering, the Issuer entered into a lock-up agreement (the Letter Agreement) with the Reporting Person and certain other shareholders. The Letter Agreement provides that the Reporting Person is contractually restricted from selling or transferring any Class A Shares (the “Lock-up Shares”) for certain periods of time. Such lockup restrictions began on July 27, 2022 (the “Closing”) and end the earlier of (x) the one year anniversary of Closing or (y) the date on which the last reported sale price of the Class A Shares equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing. Further, if the Issuer completes a transaction that results in a change of control, the Lock-up Shares are released from restriction immediately prior to such change of control.

Amended and Restated Registration Rights Agreement

Concurrently with the consummation of the Business Combination, the Company entered into that certain Amended and Restated Registration Rights Agreement, dated as of July 27, 2022, by and among the Company and certain other holders (“Registration Rights Agreement”), which became effective upon the Closing. Pursuant to the terms of the Registration Rights Agreement, the Company agreed, among other things, to provide to the parties to the agreement certain registration rights, including customary “piggy-back” registration rights in respect of certain Class A Shares and certain other equity securities of the Issuer that are held by the parties to the agreement from time to time.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of such agreements, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement

2.
Letter Agreement, dated March 15, 2021, among the Company, the Sponsor and the Company’s officers and directors  (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 18, 2021).

3.	Registration Rights Agreement (incorporated by reference to Exhibit 4.8 to the Company’s Form 20-F filed with the SEC on August 3, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2023

WALDENCAST VENTURES, LP
By:	Waldencast Management, LLC its general partner

By:	/s/ Michel Brousset
Name:	Michel Brousset
Title:	Chief Executive Officer

WALDENCAST MANAGEMENT, LLC

By:	/s/ Michel Brousset
Name:	Michel Brousset
Title:	Chief Executive Officer

MICHEL BROUSSET

/s/ Michel Brousset

[Waldencast plc – Signature Page]